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                                                                 January 8, 2001

Dear Senior Noteholders:

         The enclosed Statement of Position and Recommendation contains RGH's response to Mr. Icahn's partial tender offer for the Senior Notes. After carefully considering both the terms and the disclosures contained in Mr. Icahn's Offer to Purchase, the Board of Directors has concluded that the offer is not in the best interests of the holders of the Senior Notes.

         RGH, its affiliates and the various creditor groups and state insurance regulators have been working together to finalize a mutually satisfactory plan of reorganization. We expect that our reorganization plan will be finalized and announced prior to January 24, 2001, the expiration date of Mr. Icahn's tender offer. The RGH board therefore believes that it is not in the best interests of the Senior Noteholders to tender their Senior Notes before having the opportunity to review our plan of reorganization. Nothing would preclude Mr. Icahn or any other third party from participating to improve the terms of such plan for the Senior Noteholders or other creditor constituencies once that plan has been finalized.

         RGH has filed litigation alleging a variety of material misstatements and omissions in Mr. Icahn's offer documents. We believe it would not be in the best interests of the Senior Noteholders to tender their Senior Notes until those misstatements and omissions have been corrected.

         In addition, Mr. Icahn's stated purpose for his tender offer is to obtain a "blocking position" with respect to any consensual reorganization plan. For the reasons set forth in the attached Statement, we believe that it is not in the best interests of the Senior Noteholders or any other creditor class for Mr. Icahn to have such a blocking position.

         For these reasons, and for the other reasons set forth in the enclosed Statement, the RGH Board of Directors unanimously recommends that the Senior Noteholders reject Mr. Icahn's offer and not tender their Senior Notes pursuant to his offer and not sell their Senior Notes to Mr. Icahn outside his offer.

                                                  Sincerely,



                                                  George R. Baker
                                                  Chief Executive Officer